Filed Pursuant to Rule 253(g)(2)

File No.  024-10840

MOGULREIT I, LLC

SUPPLEMENT NO. 6 DATED AUGUST 27, 2019

TO THE OFFERING CIRCULAR DATED APRIL 26, 2019

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated April 26, 2019,  as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on April 26, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Announce the declaration of distributions; and
•	Update our asset acquisitions.

Declaration of Distributions

On July 31, 2019, our Manager authorized a daily cash distribution of $0.0021391781 per share of the Company’s common stock to shareholders as of the close of business on each day of the period commencing on August 1, 2019 and ending on August 31, 2019 (the “Distribution Period”). The distribution will be payable to the shareholders of record as of the close of business on each day of the Distribution Period. The Manager expects that the distributions will be paid on or about September 15, 2019.

This distribution equates to approximately 8.00% on an annualized basis assuming a $9.76 per share net asset value, and approximately 7.81% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning August 1, 2019 and ending August 31, 2019. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Asset Acquisitions

The following information supplements the section of our Offering Circular captioned “Plan of Operation”:

Acquisition of Moss Street — Chula Vista, CA

As previously disclosed, on November 15, 2017, we acquired a $3,575,000 bridge loan investment (the “Bridge Loan”) from an affiliated third party in connection with the financing and renovation of a 16-unit multifamily apartment community located at 378 Moss Street, Chula Vista, California.  On January 1, 2019, we executed an amendment (the “First Amendment”) to extend the Bridge Loan for one month to January 31, 2019 to negotiate new terms for the bridge loan investment including an extension of the maturity date.  On February 1, 2019, we executed an amendment (the “Second Amendment”) to extend the Bridge Loan for an additional six months (the “Extension Term”) to July 31, 2019 and increased the principal balance to $4,490,000.  The Extension Term had an interest rate equal to the London Interbank Offered Rate (LIBOR) plus 8.5%, for which there was a current payment rate of 8.5% per annum (“Current Interest”) plus LIBOR per annum of payment-in-kind interest (“PIK Interest”). The Current Interest and PIK Interest accrued monthly and were cumulative; the Current Interest was paid monthly and the PIK Interest was deferred to be paid upon repayment of the Bridge Loan.

On July 31, 2019, we executed an amendment (the “Third Amendment”) to extend the Bridge Loan for an additional six months (the “Second Extension Term”) to January 31, 2020 (the “Maturity Date”).  The Second Extension Term has an interest rate equal to LIBOR plus 8.5%.  As a condition to close, we required the borrower to pay $476,522, which includes (i) the sum of $138,486, which amount represents the accrued interest, default interest and deferred PIK Interest due and payable under the Third Amendment (which amount represents a waiver of 50% of the default interest that is due and payable) (ii) an extension fee of $44,900 that was due and payable in connection with the Second Amendment, (iii) an extension fee of $44,900 in connection with the Third Amendment, (iv) an interest reserve of $246,236 to cover interest through the Maturity Date and (v) legal fees.  In the original loan agreement, there was a 2% exit fee that was contingent upon borrower maintaining a minimum liquidity requirement, which fee was memorialized in the Second Amendment.  The Second Amendment added an additional 1% exit fee.  The extension fees were paid to an affiliate of our Manager, and the exit fees are due to an affiliate of our Manager upon maturity.

Acquisition of Northside at John’s Creek – Suwanee, GA

As previously disclosed, on June 20, 2017, we acquired a $1,500,000 junior participation loan (the “Northside B-Note”) related to the refinancing of a 52,090 square-foot Class A medical building located at 3890 Johns Creek Parkway in Suwanee, Georgia.  On July 1, 2019, the senior participating lender executed a loan extension, extending the term to September 1, 2019.  As a condition to close the extension, the borrower deposited $312,000 into the leasing reserve as additional collateral to cover tenant improvements for a recently executed lease.  The borrower is working towards a refinance during this extension period.

The following information supersedes and replaces the second to last sentence of the first full paragraph in the section captioned “Asset Acquisitions- La Privada – El Paso, TX” of our Offering Circular Supplement dated June 28, 2019.

Additionally, Jilliene Helman, CEO of RM Adviser, will be providing a partial personal guarantee of the loan that will be secured by the Property, and in return will receive a loan guarantee fee of 100 basis points of the principal amount of the loan and will receive indemnification by us for providing personal guarantee.